EXHIBIT 12

VISANT HOLDING CORP. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

	(Successor)		Jostens, Inc. (Predecessor)
Dollars in thousands	2004	Five Months 2003	Seven Months 2003		2002		2001		2000

Earnings
(Loss) income from continuing operations before income taxes	$(153,469)	$(70,351)	$11,750		$64,483		$45,115		$5,532

Interest expense (excluding capitalized interest)	160,985	68,423	32,528		68,435		79,035		60,252

Portion of rent expense under long-term operating leases representative of an interest factor	2,980	978	3,219		1,312		1,164		1,121

Total earnings (loss)	$10,496	$(950)	$47,497		$134,230		$125,314		$66,905

Fixed charges
Interest expense (including capitalized interest)	$160,985	$68,423	$32,528		$68,435		$79,035		$60,252

Portion of rent expense under long-term operating leases representative of an interest factor	2,980	978	3,219		1,312		1,164		1,121

Total fixed charges	$163,965	$69,401	$35,747		$69,747		$80,199		$61,373

Ratio of earnings to fixed charges (1)	—	—	1.3	x	1.9	x	1.6	x	1.1	x

(1) For 2004 and the successor period in 2003, earnings did not cover fixed charges by $153.5 million and $70.4 million, respectively.